U.S. [illegible] MMISSION

06006067

AB 3/27/06

| ANNUAL AUDITED REPORT |
|---|
| FORM X-17A-5 |
| PART III |

Information Required of Brokers and Dealers
Pursuant to Section 17 of the Securities Exchange Act of 1934
and Rule 17a-5 Thereunder

| SEC FILE NO. |
|---|
| 8-37854 |

REPORT FOR THE PERIOD BEGINNING 01/01/05 (MM/DD/YY) AND ENDING 12/31/05 (MM/DD/YY)

## A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:

| Official Use Only |
|---|
| |
| FIRM ID. NO. |

Calamos Financial Services LLC

ADDRESS OF PRINCIPAL PLACE OF BUSINESS:
(Do not use P.O. Box No.)

2020 Calamos Court
(No. and Street)

| Naperville | IL | 60563 |
|---|---|---|
| (City) | (State) | (Zip Code) |



NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Patrick H. Dudasik 630.245.7200
(Area Code -- Telephone No.)

## B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*
*(Name -- if individual, state last, first, middle name)*

KPMG LLP

| 303 East Wacker Drive, 14th Floor | Chicago | Illinois | 60601-5212 |
|---|---|---|---|
| (ADDRESS) Number and Street | City | State | Zip Code |

CHECK ONE:

- [X] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.



FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).*

# OATH OR AFFIRMATION

I, Patrick H. Dudasik, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statements and supporting schedules pertaining to the firm of Calamos Financial Services Inc as of December 31, 2005, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer.

Name: Patrick H. Dudasik
Title: Executive Vice President, CFO & CAO

Notary Public

"OFFICIAL SEAL"
Mark Infanger
Notary Public, State of Illinois
My Commission Exp. 03/02/2009

This report ** contains (check all applicable boxes):

| | | |
|---|---|---|
| X | (a) | Facing Page |
| X | (b) | Statement of Financial Condition |
| X | (c) | Statement of Operations |
| X | (d) | Statement of Cash Flows |
| X | (e) | Statement of Changes in Stockholder's Equity of Partners' or Sole Proprietor's Capital |
| | (f) | Statement of Changes in Liabilities Subordinated to Claims of Creditors |
| X | (g) | Computation of Net Capital |
| | (h) | Computation for Determination of Reserve Requirement Pursuant to Rule 15c3-3 |
| | (i) | Information Relating to the Possession or Control Requirements Under Rule 15c3-3 |
| | (j) | A Reconciliation, including appropriate explanation, of the computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A Rule 15c3-3 |
| | | Schedule of Segregation Requirements and Funds in Segregation Pursuant to Commodity Exchange Act |
| | (k) | A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation |
| X | (l) | An Oath or Affirmation |
| | (m) | A Copy of the SIPC Supplemental Report |
| | (n) | A Report describing any material inadequacies found to exist or found to have existed since the date of the previous audit |

** For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3)

# CALAMOS FINANCIAL SERVICES LLC

## Table of Contents


| | Page |
|---|---|
| Independent Auditors' Report | 1 |
| Financial Statements: | |
| Statement of Financial Condition | 2 |
| Statement of Operations | 3 |
| Statement of Changes in Member's Capital | 4 |
| Statement of Cash Flows | 5 |
| Notes to Financial Statements | 6 |
| Computation of Net Capital under Rule 15c3-1 of the Securities and Exchange Commission | 11 |
| Independent Auditors' Report on Internal Control Required by Rule 17a-5 of the Securities and Exchange Commission | 12 |

KPMG

**KPMG LLP**
303 East Wacker Drive
Chicago, IL 60601-5212

## Independent Auditors' Report

The Member of
Calamos Financial Services LLC:

We have audited the accompanying statement of financial condition of Calamos Financial Services LLC (the Company) as of December 31, 2005, and the related statements of operations, changes in member's capital, and cash flows for the year then ended that you are filing pursuant to rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. Our audit included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Calamos Financial Services LLC at December 31, 2005, and the results of its operations and its cash flows for the year then ended in conformity with U.S. generally accepted accounting principles.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained in Schedule I is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by rule 17a-5 under the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

KPMG LLP

Chicago, Illinois
February 25, 2006

**CALAMOS FINANCIAL SERVICES LLC**

Statement of Financial Condition

December 31, 2005

**Assets**

| | | |
|---|---|---|
| Cash | $ | 14,882 |
| Receivables: | | |
| Affiliated funds | | 1,876,221 |
| Affiliates | | 3,678 |
| Securities owned | | 25,742,330 |
| Investment in partnership | | 579,004 |
| Prepaid expenses and other assets | | 92,230 |
| Total assets | $ | 28,308,345 |

**Liabilities and Member's Capital**

| | | |
|---|---|---|
| Liabilities: | | |
| Payables: | | |
| Brokers | $ | 18,130,646 |
| Affiliates | | 503,569 |
| Accounts payable and accrued expenses | | 1,393,588 |
| | | 20,027,803 |
| Member's capital: | | |
| Contributed capital | | 384,677 |
| Accumulated earnings | | 7,895,865 |
| Total member's capital | | 8,280,542 |
| Total liabilities and member's capital | $ | 28,308,345 |

See accompanying notes to financial statements.

**CALAMOS FINANCIAL SERVICES LLC**

Statement of Operations

Year ended December 31, 2005

| | | |
|---|---|---|
| Revenues: | | |
| Distribution fees | $ | 81,977,002 |
| Commissions | | 7,513,736 |
| Administrative service fees | | 1,146,692 |
| Net realized and unrealized gain | | 355,147 |
| Interest and dividends | | 389,052 |
| | | 91,381,629 |
| Expenses: | | |
| Distribution expenses | | 78,850,981 |
| Employee compensation and benefits | | 6,062,634 |
| Administrative and technology services | | 3,658,322 |
| Occupancy | | 505,186 |
| Dues, licenses, and fees | | 171,202 |
| Other operating expenses | | 2,023,202 |
| | | 91,271,527 |
| Net income | $ | 110,102 |

See accompanying notes to financial statements.

**CALAMOS FINANCIAL SERVICES LLC**

Statement of Changes in Member's Capital

Year ended December 31, 2005

| | | Contributed capital | Accumulated earnings | Total |
|---|---|---|---|---|
| Balance at December 31, 2004 | $ | 286,938 | 7,789,321 | 8,076,259 |
| Net income | | — | 110,102 | 110,102 |
| Compensation expense recognized under stock incentive plans | | 97,739 | — | 97,739 |
| Dividend equivalent accrued under stock incentive plans | | — | (3,558) | (3,558) |
| Balance at December 31, 2005 | $ | 384,677 | 7,895,865 | 8,280,542 |

See accompanying notes to financial statements.

## CALAMOS FINANCIAL SERVICES LLC

Statement of Cash Flows

Year ended December 31, 2005

| | | |
|---|---|---|
| Cash flows from operating activities: | | |
| Net income | $ | 110,102 |
| Adjustments to reconcile net income to net cash provided by (used in) operating activities: | | |
| Unrealized depreciation of investment in partnership | | 19,744 |
| Unrealized appreciation of securities owned | | (230,679) |
| Stock based compensation | | 97,739 |
| Net change in: | | |
| Receivable from affiliates | | 4,720 |
| Receivable from affiliated funds | | (383,971) |
| Securities owned | | (5,540,973) |
| Prepaid expenses and other assets | | 93,841 |
| Payable to brokers | | 5,841,171 |
| Payable to affiliates | | (493,919) |
| Accounts payable and accrued expenses | | 410,350 |
| Total adjustments | | (181,977) |
| Net cash used in operating activities | | (71,875) |
| Net decrease in cash | | (71,875) |
| Cash at beginning of year | | 86,757 |
| Cash at end of year | $ | 14,882 |

See accompanying notes to financial statements.

## (1) Summary of Significant Accounting Policies

### *(a) Nature of Business*

Calamos Financial Services LLC (the Company) is a wholly owned subsidiary of Calamos Holdings LLC (Holdings). Calamos Asset Management Inc. (CAM) is the sole manager of Holdings and operates and controls all of the business and affairs` of Holdings. During the year, the Company, a registered broker and dealer in securities under the Securities Exchange Act of 1934, acted as a sole distributor of the Calamos open-end mutual funds (collectively the Funds).

### *(b) Securities Owned*

As a broker-dealer, readily marketable securities owned are carried at market value. The Company records securities owned on a trade date basis. As such, unrealized gains and losses are included in the statement of operations.

### *(c) Taxes*

The Company is organized as a limited liability company and has no federal tax liability. State tax liabilities are determined under individual state nexus laws and were determined to be immaterial for the year ended December 31, 2005.

### *(d) Investment in Partnership*

The Company owns a 4.4% interest as a limited partner in Calamos Multi-Strategy L.P. (Partnership). This investment is carried at the net asset value of the partnership units held by the Company and is classified as investment in partnership in the statement of financial condition.

### *(e) Revenues*

Distribution fees consist of Rule 12b-1 distribution and service fees from the Funds that are earned on the distribution of mutual fund shares and are based on the average daily assets of the Funds. Commission revenues are recognized on the settlement date. The use of settlement date rather than trade date does not have a material effect on the Company's financial statements. Administrative service fees are received for services provided to shareholders and prospective shareholders of the Funds. Net realized and unrealized gains and losses on securities owned and on investment in Partnership are classified as net realized and unrealized gain in the statement of operations.

### *(f) Stock Based Compensation*

During 2005, the Company participated in an incentive stock plan that provides for grants of restricted stock unit (RSU) awards and stock option awards for officers and certain employees of the Company. RSUs are convertible on a one-for-one basis into shares of CAM's common stock. Stock option awards are made in shares of CAM's common stock. The Company has adopted the fair value recognition provisions of SFAS No. 123, *Accounting for Stock Based Compensation*, and records compensation expense on a straight-line basis over the service period.

*(g) Use of Estimates in the Preparation of Financial Statements*

Management of the Company has made a number of estimates and assumptions relating to the reporting of assets and liabilities and the disclosure of contingent assets and liabilities to prepare these financial statements in conformity with accounting principles generally accepted in the United States of America. Actual results could differ from those estimates.

## (2) Related-party Transactions

Holdings and certain of its affiliates share personnel, office space and equipment with the Company, whereby expenses and costs, which benefit each company, are allocated based on a management services agreement and are in accordance with the NASD Notice to Members 03-63, *Expense Sharing Agreements*. Expenses allocated between the companies are included in the statement of operations. The following is a summary of these expenses for the year ended December 31, 2005.

| | | |
|---|---|---|
| Expenses allocated to the Company from Holdings and certain of its affiliates: | | |
| Occupancy | $ | 488,938 |
| Information technology services | | 434,240 |
| Administrative expenses | | 3,852,271 |
| Total | | 4,775,449 |
| Expenses allocated to Holdings and certain of its affiliates from the Company: | | |
| Compensation and benefits | | 1,161,381 |
| Administrative expenses | | 204,123 |
| Total | | 1,365,504 |
| Net expenses allocated to the Company from Holdings and certain of its affiliates | $ | 3,409,945 |

The Company is party to an agreement with Calamos Advisors LLC (Advisors), whereby Advisors pays the Company for administrative services provided to existing and prospective shareholders of the Funds. Advisors paid $1,088,359 for administrative service fee payments during the year ended December 31, 2005.

The Company is also party to a nonrecourse agreement with Advisors to sell and transfer, outright all of its rights, title and interest in certain fee payments to Advisors. In accordance with this agreement, the fee payments specifically consist of and are limited to: (a) Class B distribution fees; (b) Class C distribution and services fees (with respect to Class C Shares during the first year after such shares are purchased); and (c) contingent deferred sales charges on Class A, Class B, and Class C shares of the Funds. In exchange for fees identified above, Advisors agrees to pay certain amounts including the following: (a) amounts required to make commission payments on Class A shares of the Funds for purchases through the large order net asset value privilege, (b) commission payments on Class B shares of the Funds; (c) amounts required to make 12b-1 fee payments to financial service firms with respect to Class C shares of the Funds during the first year after shares are purchased; (d) other various amounts as agreed upon from time to

time. For the year ended December 31, 2005, Advisors paid $29,053,298 for fee payments on A, B, and C fund share sales in accordance with the terms of the nonrecourse agreement.

The Company is the distributor for the Funds. For the year ended December 31, 2005, the Company earned $81,977,002 of distribution fees from the Funds that are not subject to the above mentioned agreement with Advisors. Included in commission revenue is $7,513,736 from the sale of shares of the Funds for the year ended December 31, 2005. Expenses and costs paid by the Company on behalf of the Funds are billed to the Funds. Uncollected commissions and distribution fees due from the Funds at December 31, 2005 were $1,876,221.

From time to time, other receivables and liabilities occur in the ordinary course of business between the Company and its affiliates. At December 31, 2005, the Company had a receivable due from an affiliate of $3,678 and payables to various affiliates of $503,569.

## (3) Financial Instruments

The carrying value of cash, receivables and payables approximate fair value due to the short maturities of these financial instruments

## (4) Securities Owned

At December 31, 2005 securities owned consist of the following:

| | | |
|---|---|---|
| Securities owned: | | |
| Money market funds | $ | 21,932,003 |
| Calamos mutual funds | | 3,634,427 |
| Common stock | | 175,900 |
| | $ | 25,742,330 |

## (5) Payable to Brokers

At December 31, 2005, the Company had payments due to brokers for 12b-1 distribution and service fees in the amount of $18,130,646.

## (6) Profit Sharing Plan

The Company contributes to a defined-contribution profit sharing plan (the PSP Plan) covering substantially all employees. Contributions to the PSP Plan are at the discretion of the Company and are primarily invested in the Funds. For the years ended December 31, 2005, the Company recorded expense for the contributions to the PSP Plan in the amount of $573,751. This expense is included in employee compensation and benefits on the statement of operations.

## (7) Stock Based Compensation

Certain employees of the Company participate in equity compensation plans which are comprised of restricted stock units (RSUs) and stock options and are designed to retain certain employees. A total of 10,000,000 shares of CAM's common stock may be granted under the plan. In addition, the recipients of each RSU are also entitled to receive a dividend equivalent to the actual dividends declared on CAM's Class A common stock. RSUs are granted with no strike price and, therefore, the Company receives no proceeds when the RSUs vest. These awards, including accrued dividends, vest at the end of the restriction period, generally between three and six years. During 2005, there were no RSU or stock options awarded to employees of the Company.

Under the plan, the exercise price of each option, which has a ten year life, equals the market price of the company's stock on the date of grant. The fair value of each option grant is estimated on the date of grant using the Black-Scholes option-pricing model.

A summary of the stock option activity for the year ended December 31, 2005 is as follows:

| | Shares | Weighted average exercise price |
|---|---|---|
| Outstanding, December 31, 2004 | 13,200 | $ 18.00 |
| Granted | — | — |
| Forfeited | (4,500) | 18.00 |
| Exercised | — | — |
| Outstanding, December 31, 2005 | 8,700 | 18.00 |
| Options exercisable at year-end | — | — |
| Weighted average fair value of options granted | — | 6.43 |

A summary of the RSU activity for the year ended December 31, 2005 is as follows:

| | Shares |
|---|---|
| Outstanding, December 31, 2004 | 18,850 |
| Granted | — |
| Forfeited | (7,950) |
| Vested | — |
| Outstanding, December 31, 2005 | 10,900 |

In connection with the plans, the Company recorded compensation expense of $97,739 during 2005 and has a dividend equivalent payable of $4,743 at December 31, 2005.

## (8) Concentration Risk

Approximately 56% and 23% of the Company's total revenue for the year ended December 31, 2005 was derived from services provided to the Calamos Growth Fund and the Calamos Growth and Income Fund, respectively. Due to the nature of the Company's agreement to compensate financial intermediaries, a reduction in revenues related to these products would be immediately offset with a commensurate reduction in distribution expenses. This revenue and related expense is largely dependent on the level of assets under management in numerous individual share holder accounts.

## (9) Regulatory and Net Capital Requirements

As a broker/dealer, the Company is subject to the Securities and Exchange Commission's Uniform Net Capital Rule (Rule 15c3-1), which requires the maintenance of minimum net capital. Rule 15c3-1 requires that the Company maintain minimum net capital, as defined, of $1,335,187 at December 31, 2005, and requires that the ratio of "aggregate indebtedness" to "net capital," as those terms are defined by the rule, may not exceed 15-to-1. At December 31, 2005, the Company's net capital was $6,573,899, which was $5,238,712 in excess of its required net capital and its ratio of aggregate indebtedness to net capital was 3.05-to-1.

## CALAMOS FINANCIAL SERVICES LLC

Computation of Net Capital Under Rule 15c3-1
of the Securities and Exchange Commission

December 31, 2005

| | | |
|---|---|---|
| Computation of net capital: | | |
| Total member's capital | $ | 8,280,542 |
| Deduct: | | |
| Nonallowable assets: | | |
| Receivable from affiliate | | 3,678 |
| Rule 12b-1 receivables from affiliates | | 21,542 |
| Prepaid expenses and other assets | | 92,230 |
| Investment in Partnership | | 579,004 |
| Haircuts on securities positions | | 1,010,189 |
| Total deductions | | 1,706,643 |
| Net capital | | 6,573,899 |
| Minimum net capital requirement (6 2/3% of aggregate indebtedness) | | 1,335,187 |
| Net capital in excess of requirement | $ | 5,238,712 |
| Aggregate indebtedness – accounts payable, accrued expenses, and other liabilities | $ | 20,027,803 |
| Ratio of aggregate indebtedness to net capital | | 305% |

The above computation does not differ from the computation of net capital under Rule 15c3-1 as of December 31, 2005 filed by Calamos Financial Services, Inc. in its Form X-17A-5 with the National Association of Securities Dealers, Inc. on January 25, 2006.

The Company is exempt from computing the Reserve Requirements under Rule 15c3-3 paragraph (k)(2)(i) of the Securities and Exchange Commission as well as including Information Relating to the Possession or Control Requirements under Rule 15c3-3. The Company operates primarily with the purpose of distributing mutual fund shares and will not hold customer funds or safekeep customer securities.

See accompanying independent auditors' report.

KPMG LLP
303 East Wacker Drive
Chicago, IL 60601-5212

## Independent Auditors' Report on Internal Control Required by Rule 17a-5 of the Securities and Exchange Commission

The Member
Calamos Financial Services LLC:

In planning and performing our audit of the financial statements of Calamos Financial Services LLC (the Company), for the year ended December 31, 2005, we considered its internal control, including control activities for safeguarding securities, in order to determine our auditing procedures for the purpose of expressing our opinion on the financial statements and not to provide assurance on internal control.

Also, as required by rule 17a-5(g)(1) of the Securities and Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Company, including tests of such practices and procedures that we considered relevant to the objectives stated in rule 17a-5(g) in making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under Rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of Rule 15c3-3. Because the Company does not carry security accounts for customers nor perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making the quarterly securities examinations, counts, verifications, and comparisons, and the recordation of differences required by rule 17a-13.
2. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System.
3. Obtaining and maintaining physical possession or control of all fully paid and excess margin securities of customers as regulated by Rule 15c3-3.

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls, and of the practices and procedures referred to in the preceding paragraph, and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition, and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control or the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

KPMG

Our consideration of internal control would not necessarily disclose all matters in internal control that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of one or more of the specific internal control components does not reduce to a relatively low level the risk that misstatements caused by error or fraud in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted no matters involving internal control, including control activities for safeguarding securities that we consider to be material weaknesses as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at December 31, 2005, to meet the SEC's objectives.

This report is intended solely for the information and use of the board of directors, management, the SEC, National Association of Securities Dealers, Inc., and other regulatory agencies that rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

KPMG LLP

Chicago, Illinois
February 25, 2006